SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR JANUARY 30, 2004

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index


Exhibit No.              Description

Exhibit No. 1            Result of AGM announcement dated 30 January 2004

Allied Domecq PLC

Results of Annual General Meeting 2004

Allied Domecq PLC announces the results of the voting by poll undertaken at its Annual General Meeting held earlier today: -



Resolution    Subject                        Votes For        Votes Against    Votes Withheld Result


1.            Adoption of Report & Accounts  712,416,765      900,517          2,603,796      Carried
2.            Declaration of Final Dividend  713,528,385      871,883          1,520,810      Carried
3.            Approval of Directors'         518,225,801      133,612,575      64,080,222     Carried
              Remuneration Report
4.            Re-election of Philip Bowman   700,344,499      4,855,554        10,721,319     Carried
5.            Election of Bruno Angelici     711,836,751      2,444,543        1,637,366      Carried
6.            Election of Paul Adams         712,071,584      2,223,092        1,625,660      Carried
7.            Election of John Rishton       696,479,347      17,816,672       1,624,317      Carried
8.            Re-appointment of Auditor      703,363,279      3,124,139        9,433,660      Carried
9.            Authority to Allot Unissued    713,565,865      744,863          1,606,280      Carried
              Shares
10.*          Partial Disapplication of      713,665,390      2,007,814        243,804        Carried
              Pre-emption Rights
11.*          Authority to Purchase Own      714,156,029      179,645          1,575,999      Carried
              Shares



(* Denotes Special Resolution)




Charles B. Brown
Director of Secretariat &
Deputy Company Secretary



30 January 2004



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

30 JANUARY, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary